UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4)
SS&C TECHNOLOGIES, INC.
(Name of the Issuer)

SS&C Technologies, Inc.
Sunshine Acquisition Corporation
Sunshine Merger Corporation
William C. Stone
(Name(s) of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85227Q100
(CUSIP Number of Class of Securities)

William C. Stone
Chief Executive Officer and Chairman of the Board
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095
(860) 298-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
the Person(s) Filing Statement)
Copies to:

John A. Burgess, Esq.
James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-5000
Charles M. Nathan, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
212-906-1200
Louis J. Bevilacqua, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000
Daniel T. Lennon, Esq.
Latham & Watkins LLP
555 Eleventh Street, N.W.
Tenth Floor
Washington, D.C. 20004
202-637-2200

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$940,958,195.42	$110,751

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 23,533,402 shares of common stock of SS&C Technologies, Inc. (“SS&C”) and (ii) $37.25, (b) the product of (i) 2,163,734 shares of common stock of SS&C subject to currently outstanding options and (ii) the excess of $37.25 over $8.87, the weighted average exercise price with respect to such options, and (c) the product of (i) 90,000 shares of common stock of SS&C subject to currently outstanding warrants and (ii) the excess of $37.25 over $4.67, the weighted average exercise price with respect to such warrants.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.
☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $110,751

Form or Registration No.: Schedule 14A

Filing Party: SS&C Technologies, Inc.

Date Filed: August 25, 2005

Introduction
     This Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) SS&C Technologies, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Sunshine Acquisition Corporation, a Delaware corporation, (3) Sunshine Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Sunshine Acquisition Corporation (“Merger Co”), and (4) William C. Stone, an individual, the chief executive officer and chairman of the board of directors of the Company. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Statement.
Item 15. Additional Information
Regulation M-A Item 1011 (b)
Item 15(b) is hereby amended and supplemented as follows:
(b)	Other Material Information. On November 22, 2005, at the special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company (the “Merger Agreement”).
On November 23, 2005, the merger of Merger Co with and into the Company (the “Merger”) was consummated, with the Company being the surviving corporation of the Merger.
In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of the Company, owned by Sunshine Acquisition Corporation or Merger Co or any other wholly owned subsidiary of Sunshine Acquisition Corporation, Merger Co or the Company or held by stockholders who were entitled to and who properly exercised appraisal rights under Delaware law) was converted into the right to receive $37.25 in cash, without interest and less any applicable withholding taxes.
Immediately prior to the effective time of the Merger, all outstanding options to purchase shares of Common Stock became fully vested and immediately exercisable. Each such option (other than any option held by (i) our non-employee directors, (ii) certain individuals identified by us and Sunshine Acquisition Corporation and (iii) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of Common Stock) not exercised prior to the Merger was converted at the effective time of the Merger into an option to acquire Sunshine Acquisition Corporation common stock and assumed by Sunshine Acquisition Corporation.
Each outstanding option to purchase shares of Common Stock held by (i) our non-employee directors, (ii) certain individuals identified by us and Sunshine Acquisition Corporation and (iii) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of Common Stock and outstanding warrants, except for certain scheduled warrants, to purchase shares of Common Stock terminated at the effective time of the Merger in exchange for a payment, without interest and less any applicable withholding taxes, equal to the number of shares of Common Stock subject to such option or warrant, as the case may be, multiplied by the amount, if any, by which the cash consideration per share paid in the Merger exceeded the exercise price of the option or warrant, as the case may be.
The Company will file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.
Item 16. Exhibits
Regulation M-A Item 1016(a)-(d), (f) and (g)
Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:
(a)(4)	Press Release of SS&C Technologies, Inc., dated November 23, 2005, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on November 23, 2005.

SIGNATURES
     After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SS&C TECHNOLOGIES, INC.

Date: November 23, 2005	By:	/s/ Patrick J. Pedonti

Patrick J. Pedonti
Senior Vice President and Chief Financial Officer

SUNSHINE ACQUISITION CORPORATION

Date: November 23, 2005	By:	/s/ Claudius E. Watts, IV

Name: Claudius E. Watts, IV
Title: President

SUNSHINE MERGER CORPORATION

Date: November 23, 2005	By:	/s/ Claudius E. Watts, IV

Name: Claudius E. Watts, IV
Title: President

Date: November 23, 2005	By:	/s/ William C. Stone

Name: William C. Stone
Title: Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(a)(2)	Notice of Special Meeting of Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(a)(3)	Proxy Statement of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(a)(4)	Press release of SS&C Technologies, Inc., dated November 23, 2005, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SS&C Technologies, Inc. with the Securities Exchange Commission on November 23, 2005.

(b)(1)	Bank and Bridge Facilities Commitment Letter Agreement by and among JP Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc, Wachovia Bank, National Association, Wachovia Investment Holdings, LLC and Wachovia Capital Markets, LLC, Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC, Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated July 28, 2005, incorporated herein by reference to ANNEX B of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(c)(2)	Presentation of America’s Growth Capital, LLC to William C. Stone, dated April 2005.*

(c)(3)	Preliminary Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated June 29, 2005.*

(c)(4)	Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated July 28, 2005.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Sunshine Merger Corporation and SS&C Technologies, Inc., incorporated herein by reference to ANNEX A of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(d)(2)	Voting Agreement by and among William C. Stone, SS&C Technologies, Inc., Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(d)(3)	Contribution and Subscription Agreement by and among William C. Stone and Sunshine Acquisition Corporation, dated as of July 28, 2005.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to ANNEX C of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on October 19, 2005.

(g)	None.

*	Previously filed on August 25, 2005.

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